INDOSAT STRENGTHEN ITS CUSTOMER FOCUSED ORGANIZATION

Jakarta, April 6, 2006. PT Indosat Tbk (“Indosat” or “Company”) today announced the changes in organization structure of the Company in order to strengthen its customer focused organization. This transformation is the part of company’s continuing effort to enhance its quality of service to customers.

In this organization structure change, there are no additions or reductions in the number of directors and no changes of President Director and Deputy President Director. The changes in organization structure mostly on job rotation among directors. The new structure is as follows:

President Director

Hasnul Suhaimi

Deputy President Director

Kaizad B. Heerjee

Jabotabek & Corporate Sales Director

Johnny Swandi Sjam

Regional Sales Director

Wityasmoro Sih Handayanto

Marketing Director

Wahyu Wijayadi

Information Technology Director

Joseph Chan

Network Director

Raymond Tan

Finance Director

Wong Heang Tuck

Corporate Services Director

S. Wimbo S. Hardjito

In addition to enhancing the focus to customers, with the changes in the organization structure, the Company expects that it can help to improve performance in the future, and to better anticipate and to adopt the changes in telecommunication business, including the fast growing telecommunication technology.

Indosat is a leading information and telecommunication operator in Indonesia which provides cellular services (Mentari, Matrix dan IM3), IDD services (IDD 001, IDD 008 and FlatCall 016), fixed wireless services (StarOne and I-Phone) and Multimedia, Interactive Data Communication and Internet services (MIDI). Indosat stocks are listed in Jakarta Stock Exchange and Surabaya Stock Exchange (JSX:ISAT) and stocks in the form of American Depositary Shares listed in New York Stock Exchange (NYSE:IIT).

Website: www.indosat.com

For more information please contact

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Email : investor@indosat.com

Public Relations Division

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.